Exhibit 99.2

DESCARTES ANNOUNCES FISCAL 2021 THIRD QUARTER FINANCIAL RESULTS

Record Services Revenues and Cash Provided by Operating Activities

WATERLOO, Ontario — December 2, 2020 — The Descartes Systems Group Inc. (TSX:DSG) (Nasdaq:DSGX) announced its financial results for its fiscal 2021 third quarter (Q3FY21). All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

“Supply chains and logistics have never been more visible, relevant or important than in today’s market,” said Edward J. Ryan, Descartes’ CEO. “Every day, our customers are faced with new challenges and opportunities as they navigate uncertain and dynamic trading conditions. Our Global Logistics Network (GLN) is designed to help the logistics community navigate those challenges and identify and capitalize on opportunities.”

Q3FY21 Financial Results
As described in more detail below, key financial highlights for Q3FY21 included:
•	Revenues of $87.5 million, up 5% from $83.0 million in the third quarter of fiscal 2020 (Q3FY20) and up 4% from $84.0 million in the previous quarter (Q2FY21);
•
Revenues were comprised of services revenues of $77.6 million (89% of total revenues), professional services and other revenues of $9.3 million (10% of total revenues) and license revenues of $0.6 million (1% of total revenues). Services revenues were up 7% from $72.6 million in Q3FY20 and up 3% from $75.3 million in Q2FY21;

•	Cash provided by operating activities of $33.1 million, up 20% from $27.5 million in Q3FY20 and down from $34.1 million in Q2FY21;
•	Income from operations of $18.8 million, up 37% from $13.7 million in Q3FY20 and up 25% from $15.0 million in Q2FY21;
•	Net income of $13.3 million, up 37% from $9.7 million in Q3FY20 and up 27% from $10.5 million in Q2FY21. Net income as a percentage of revenues was 15%, compared to 12% in Q3FY20 and 13% in Q2FY21;
•	Earnings per share on a diluted basis of $0.15, up 36% from $0.11 in Q3FY20 and up 25% from $0.12 in Q2FY21; and
•
Adjusted EBITDA of $36.4 million, up 16% from $31.5 million in Q3FY20 and up 7% from $34.0 million in Q2FY21. Adjusted EBITDA as a percentage of revenues was 42%, compared to 38% in Q3FY20 and 40% in Q2FY21.

Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures provided as a complement to financial results presented in accordance with GAAP. We define Adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges and acquisition-related expenses). These items are considered by management to be outside Descartes' ongoing operational results. We define Adjusted EBITDA as a percentage of revenues as the quotient, expressed as a percentage, from dividing Adjusted EBITDA for a period by revenues for the corresponding period. A reconciliation of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income determined in accordance with GAAP is provided later in this release.

The following table summarizes Descartes' results in the categories specified below over the past 5 fiscal quarters (unaudited; dollar amounts, other than per share amounts, in millions):

	Q3 FY21	Q2 FY21	Q1 FY21	Q4 FY20	Q3 FY20
Revenues	87.5	84.0	83.7	84.2	83.0
Services revenues	77.6	75.3	74.1	73.7	72.6
Gross margin	74%	73%	74%	73%	73%
Cash provided by operating activities	33.1	34.1	27.5	26.4	27.5
Income from operations	18.8	15.0	15.7	13.6	13.7
Net income	13.3	10.5	11.0	11.4	9.7
Net income as a % of revenues	15%	13%	13%	14%	12%
Earnings per diluted share	0.15	0.12	0.13	0.13	0.11
Adjusted EBITDA	36.4	34.0	33.0	32.2	31.5
Adjusted EBITDA as a % of revenues	42%	40%	39%	38%	38%

Year-to-Date Financial Results
As described in more detail below, key financial highlights for Descartes’ nine-month period ended October 31, 2020 (9MFY21) included:
•	Revenues of $255.3 million, up 6% from $241.6 million in the same period a year ago (9MFY20);
•
Revenues were comprised of services revenues of $227.0 million (89% of total revenues), professional services and other revenues of $24.6 million (10% of total revenues) and license revenues of $3.7 million (1% of total revenues). Services revenues were up 8% from $211.0 million in 9MFY20;

•	Cash provided by operating activities of $94.8 million, up 22% from $77.9 million in 9MFY20;
•	Income from operations of $49.6 million, up 28% from $38.7 million in 9MFY20;
•	Net income of $34.9 million, up 36% from $25.6 million in 9MFY20. Net income as a percentage of revenues was 14%, compared to 11% in 9MFY20;
•	Earnings per share on a diluted basis of $0.41, up 32% from $0.31 in 9MFY20; and
•	Adjusted EBITDA of $103.4 million, up 14% from $90.4 million in 9MFY20. Adjusted EBITDA as a percentage of revenues was 41%, compared to 37% in 9MFY20.

The following table summarizes Descartes’ results in the categories specified below over 9MFY21 and 9MFY20 (unaudited, dollar amounts in millions):

	9MFY21	9MFY20
Revenues	255.3	241.6
Services revenues	227.0	211.0
Gross margin	74%	74%
Cash provided by operating activities	94.8	77.9
Income from operations	49.6	38.7
Net income	34.9	25.6
Net income as a % of revenues	14%	11%
Earnings per diluted share	0.41	0.31
Adjusted EBITDA	103.4	90.4
Adjusted EBITDA as a % of revenues	41%	37%

Cash Position
At October 31, 2020, Descartes had $114.4 million in cash. Cash increased $32.5 million in Q3FY21 and increased $70.0 million in 9MFY21. The table set forth below provides a summary of cash flows for Q3FY21 and 9MFY21 in millions of dollars:

	Q3FY21	9MFY21
Cash provided by operating activities	33.1	94.8
Additions to property and equipment	(0.8)	(2.9)
Acquisitions of subsidiaries, net of cash acquired	-	(29.4)
Proceeds from borrowing on credit facility	-	10.2
Credit facility repayments	-	(10.1)
Issuances of common shares, net of issuance costs	0.2	5.9
Effect of foreign exchange rate on cash	-	1.5
Net change in cash	32.5	70.0
Cash, beginning of period	81.9	44.4
Cash, end of period	114.4	114.4

Acquisition of ShipTrack
On November 6, 2020, Descartes acquired all of the shares of ShipTrack Inc. (“ShipTrack”), a provider of cloud-based mobile resource management and shipment tracking solutions. ShipTrack was recently named one of Canada’s Companies-to-Watch in Deloitte’s Technology Fast 50™ awards. The purchase price for the acquisition was approximately $19.1 million (CAD 25.0 million), net of cash acquired, which was funded from cash on hand. Additional contingent consideration of up to CAD 25.0 million in cash is payable if certain revenue performance targets are met by ShipTrack in the two years following the acquisition.

Conference Call
Members of Descartes' executive management team will host a conference call to discuss the company's financial results today at 5:00 p.m. ET, Wednesday, December 2. Designated numbers are +1 888 465-5079 for North America and +1 416 216-4169 for international, using Passcode 6017 624#.

The company will simultaneously conduct an audio webcast on the Descartes Web site at www.descartes.com/descartes/investor-relations. Phone conference dial-in or webcast log-in is required approximately 10 minutes beforehand. A digital replay of the conference call will be available following the call from 8:00 p.m. ET, and until December 9, 2020, at www.descartes.com/descartes/investor-relations.

About Descartes
Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com, and connect with us on LinkedIn and Twitter.
# # #
Descartes Investor Contact:
Laurie McCauley +1-519-746-6114 x202358
investor@descartes.com

Safe Harbor Statement
This release may contain forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relates to Descartes' expectations concerning future revenues and earnings, and our projections for any future reductions in expenses or growth in margins and generation of cash; our assessment of the current and future potential impact of the COVID-19 pandemic on our business, results of operations and financial condition; continued growth and acquisitions including our assessment of any increased opportunity for our products and services as a result of trends in the logistics and supply chain industries; rate of profitable growth; demand for Descartes' solutions; growth of Descartes' Global Logistics Network (“GLN”); customer buying patterns; customer expectations of Descartes; development of the GLN and the benefits thereof to customers; and other matters. These forward-looking statements are based on certain assumptions including the following: global shipment volumes continuing at levels generally consistent with those experienced historically; the current COVID-19 pandemic not having a material negative impact on shipment volumes or on the demand for the products and services of Descartes by its customers and the ability of those customers to continue to pay for those products and services; countries continuing to implement and enforce existing and additional customs and security regulations relating to the provision of electronic information for imports and exports; countries continuing to implement and enforce existing and additional trade restrictions and sanctioned party lists with respect to doing business with certain countries, organizations, entities and individuals; Descartes' continued operation of a secure and reliable business network; the stability of general economic and market conditions, currency exchange rates, and interest rates; equity and debt markets continuing to provide Descartes with access to capital; Descartes' continued ability to identify and source attractive and executable business combination opportunities; Descartes' ability to develop solutions that keep pace with the continuing changes in technology, and our continued compliance with third party intellectual property rights. These assumptions may prove to be inaccurate. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes, or developments in Descartes' business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes' ability to successfully identify and execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from acquisitions; the impact of network failures, information security breaches or other cyber-security threats; disruptions in the movement of freight and a decline in shipment volumes including as a result of contagious illness outbreaks; a deterioration of general economic conditions or instability in the financial markets accompanied by a decrease in spending by our customers; the ability to attract and retain key personnel and the ability to manage the departure of key personnel and the transition of our executive management team; changes in trade or transportation regulations that currently require customers to use services such as those offered by Descartes; changes in customer behaviour and expectations; Descartes’ ability to successfully design and develop enhancements to our products and solutions; departures of key customers; the impact of foreign currency exchange rates; Descartes' ability to retain or obtain sufficient capital in addition to its debt facility to execute on its business strategy, including its acquisition strategy; disruptions in the movement of freight; the potential for future goodwill or intangible asset impairment as a result of other-than-temporary decreases in Descartes' market capitalization; and other factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes' most recently filed Management's Discussion and Analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes.   We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Reconciliation of Non-GAAP Financial Measures - Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues

We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before certain charges that management considers to be non-operating expenses and which consist of interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges and acquisition-related expenses). Adjusted EBITDA as a percentage of revenues divides Adjusted EBITDA for a period by the revenues for the corresponding period and expresses the quotient as a percentage.

Management considers these non-operating expenses to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues does have limitations. In particular, we have completed seven acquisitions since the beginning of fiscal 2020 and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than expenses that are not part of operations.

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for Q3FY21, Q2FY21, Q1FY21, Q4FY20, and Q3FY20, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	Q3FY21	Q2FY21	Q1FY21	Q4FY20	Q3FY20
Net income, as reported on Consolidated Statements of Operations	13.3	10.5	11.0	11.4	9.7
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.2	0.3	0.3	0.4	0.4
Investment income	-	-	-	(0.1)	-
Income tax expense	5.2	4.2	4.4	1.9	3.5
Depreciation expense	1.5	1.4	1.6	2.9	1.2
Amortization of intangible assets	14.0	14.1	13.7	14.1	14.5
Stock-based compensation and related taxes	1.7	1.8	1.2	1.3	1.4
Other charges	0.5	1.7	0.8	0.3	0.8
Adjusted EBITDA	36.4	34.0	33.0	32.2	31.5

Revenues	87.5	84.0	83.7	84.2	83.0
Net income as % of revenues	15%	13%	13%	14%	12%
Adjusted EBITDA as % of revenues	42%	40%	39%	38%	38%

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for 9MFY21 and 9MFY20, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	9MFY21	9MFY20
Net income, as reported on Consolidated Statements of Operations	34.9	25.6
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.9	4.1
Investment income	(0.1)	(0.2)
Income tax expense	13.8	9.2
Depreciation expense	4.5	3.1
Amortization of intangible assets	41.8	41.4
Stock-based compensation and related taxes	4.7	3.7
Other charges	2.9	3.5
Adjusted EBITDA	103.4	90.4

Revenues	255.3	241.5
Net income as % of revenues	14%	11%
Adjusted EBITDA as % of revenues	41%	37%

The Descartes Systems Group Inc.
Condensed Consolidated Balance Sheets
(US dollars in thousands; US GAAP; Unaudited)

	October 31,	January 31,
	2020	2020 (Audited)
ASSETS
CURRENT ASSETS
Cash	114,416	44,403
Accounts receivable (net)
Trade	34,251	35,118
Other	10,185	7,294
Prepaid expenses and other	14,861	12,984
Inventory	427	411
	174,140	100,210
OTHER LONG-TERM ASSETS	14,466	13,520
PROPERTY AND EQUIPMENT, NET	11,774	13,731
RIGHT-OF-USE ASSETS	12,146	12,877
DEFERRED INCOME TAXES	15,726	21,602
INTANGIBLE ASSETS, NET	231,767	256,956
GOODWILL	543,733	523,690
	1,003,752	942,586
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	6,523	7,667
Accrued liabilities	33,933	34,876
Lease obligations	3,933	3,928
Income taxes payable	2,465	1,329
Deferred revenue	45,782	41,143
	92,636	88,943
LONG-TERM DEBT	-	-
LONG-TERM LEASE OBLIGATIONS	9,125	9,477
LONG-TERM DEFERRED REVENUE	1,183	920
LONG-TERM INCOME TAXES PAYABLE	6,846	6,470
DEFERRED INCOME TAXES	23,188	15,067
	132,978	120,877

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 84,483,985 at October 31, 2020 (January 31, 2020 – 84,156,316)	531,525	524,154
Additional paid-in capital	462,207	459,269
Accumulated other comprehensive loss	(22,085)	(25,944)
Accumulated deficit	(100,873)	(135,770)
	870,774	821,709
	1,003,752	942,586

The Descartes Systems Group Inc.
Consolidated Statements of Operations
(US dollars in thousands, except per share and weighted average share amounts; US GAAP; Unaudited)

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2020	2019	2020	2019

REVENUES	87,508	83,026	255,256	241,570
COST OF REVENUES	22,546	22,133	66,810	63,126
GROSS MARGIN	64,962	60,893	188,446	178,444
EXPENSES
Sales and marketing	9,705	10,142	28,448	30,309
Research and development	13,072	13,383	39,727	39,469
General and administrative	8,918	8,407	25,986	25,113
Other charges	491	799	2,945	3,463
Amortization of intangible assets	14,013	14,525	41,811	41,404
	46,199	47,256	138,917	139,758
INCOME FROM OPERATIONS	18,763	13,637	49,529	38,686
INTEREST EXPENSE	(277)	(497)	(909)	(4,100)
INVESTMENT INCOME	40	39	103	151
INCOME BEFORE INCOME TAXES	18,526	13,179	48,723	34,737
INCOME TAX EXPENSE
Current	2,380	2,327	2,049	5,688
Deferred	2,838	1,186	11,777	3,490
	5,218	3,513	13,826	9,178
NET INCOME	13,308	9,666	34,897	25,559
EARNINGS PER SHARE
Basic	0.16	0.11	0.41	0.32
Diluted	0.15	0.11	0.41	0.31
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	84,777	84,136	84,318	80,818
Diluted	85,917	85,342	85,689	81,991

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP; Unaudited)

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2020	2019	2020	2019
OPERATING ACTIVITIES
Net income	13,308	9,666	34,897	25,559
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	1,465	1,176	4,450	3,143
Amortization of intangible assets	14,013	14,525	41,811	41,404
Stock-based compensation expense	1,629	1,324	4,363	3,588
Other non-cash operating activities	80	-	131	11
Deferred tax expense	2,838	1,186	11,777	3,490
Changes in operating assets and liabilities	(184)	(348)	(2,661)	690
Cash provided by operating activities	33,149	27,529	94,768	77,885
INVESTING ACTIVITIES
Additions to property and equipment	(774)	(1,484)	(2,859)	(3,879)
Acquisition of subsidiaries, net of cash acquired	-	(11,718)	(29,374)	(292,053)
Cash used in investing activities	(774)	(13,202)	(32,233)	(295,932)
FINANCING ACTIVITIES
Proceeds from borrowing on the credit facility	-	12,000	10,196	297,015
Credit facility repayments	-	(25,514)	(10,065)	(313,376)
Payment of debt issuance costs	(2)	(71)	(40)	(1,885)
Issuance of common shares for cash, net of issuance costs	243	547	5,949	238,350
Payment of contingent consideration	-	-	-	-
Cash provided by (used in) financing activities	241	(13,038)	6,040	220,104
Effect of foreign exchange rate changes on cash	(62)	197	1,438	(507)
Increase in cash	32,554	1,486	70,013	1,550
Cash, beginning of period	81,862	27,362	44,403	27,298
Cash, end of period	114,416	28,848	114,416	28,848